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Exhibit

Exhibit Description

99.1 Announcement on 2026/10/01: To announce related materials on acquisition of machinery and equipment

99.2 Announcement on 2026/10/06: September Revenue

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2025/12/23~2026/10/01

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA

2026/10/01

5. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$6,983,784,720;

total transaction price: NT$6,983,784,720

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

10. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

11. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

12. Name of the professional appraisal firm or company and its appraisal price: NA

13. Name of the professional appraiser: NA

14. Practice certificate number of the professional appraiser: NA

15. The appraisal report has a limited price, specific price, or special price: NA

16. An appraisal report has not yet been obtained: NA

17. Reason for an appraisal report not being obtained: NA

18. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

19. Name of the CPA firm: NA

20. Name of the CPA: NA

21. Practice certificate number of the CPA: NA

22. Broker and broker's fee: None

23. Concrete purpose or use of the acquisition or disposal: For production and R&D

24. Any dissenting opinions of directors to the present transaction: NA

25. Whether the counterparty of the current transaction is a related party: No

26. Date of ratification by supervisors or approval by the audit committee: NA

27. The transaction is to acquire a real property or right-of-use asset from a related party: No

28. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

29. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

30. Date on which material information regarding the same event has been previously released: NA

31. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

October 6, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
September	Net sales	25,350,431	19,927,175	5,423,256	27.22%
Year-to-Date	Net sales	204,009,681	175,743,654	28,266,027	16.08%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,270,800	0
Fair Value	0	0	2,299	0
Net profit (loss) from Fair Value	0	0	2,953	0
Written-off Trading
Contracts	0	0	10,309,610	0
Realized profit (loss)	0	0	(26,886)	0